UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Acacia Research Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

003881307

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,813,620
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,813,620
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,813,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,160,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,160,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,160,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,160,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,260,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,260,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,526,380
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,526,380
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,526,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

JONATHAN SAGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,879
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,879
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 003881307

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account were purchased with working capital pursuant to the terms of the various agreements entered into with the Issuer, as further described in Item 4 below.

The aggregate purchase price of 10,813,620 Shares beneficially owned by Starboard V&O Fund is approximately $47,579,931, excluding brokerage commissions. The aggregate purchase price of the 2,000,000 Shares beneficially owned by Starboard S LLC is approximately $8,800,000, excluding brokerage commissions. The aggregate purchase price of the 1,160,000 Shares beneficially owned by Starboard C LP is approximately $5,104,000, excluding brokerage commissions. The aggregate purchase price of the 1,100,000 Shares beneficially owned by Starboard L Master is approximately $4,840,000, excluding brokerage commissions. The aggregate purchase price of the 1,526,380 Shares beneficially owned by Starboard X Master is approximately $6,716,069, excluding brokerage commissions. The aggregate purchase price of the 3,400,000 Shares held in the Starboard Value LP Account is approximately $14,960,000, excluding brokerage commissions.

123,544 of the Shares beneficially owned directly by Mr. Sagal were awarded to him in his capacity as a director of the Issuer. 24,335 of the Shares beneficially owned directly by Mr. Sagal were purchased with personal funds in connection with Mr. Sagal’s exercise of certain subscriptions rights in connection with the Public Rights Offering defined and described in Item 4 below. The aggregate purchase price of the 24,335 Shares beneficially owned by Mr. Sagal pursuant to his exercise of subscription rights in the Public Rights Offering is $127,759.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on October 30, 2022, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with the Issuer, pursuant to which, among other things, Starboard and the Issuer agreed to enter into a series of transactions to restructure Starboard’s existing investments in the Issuer. As contemplated by the Recapitalization Agreement, among other things, Starboard received private subscription rights to purchases Shares at an exercise price of $5.25 per Share on a pro rata basis to the Issuer’s other stockholders pursuant to a private rights offering (the “Concurrent Private Rights Offering”) running concurrently to the public rights offering (the “Public Rights Offering”) commenced by the Issuer on February 15, 2023. The private subscription rights provided to Starboard in the Concurrent Private Rights Offering expired at 5:00 p.m. Eastern time on March 1, 2023 (the “Expiration Time”), and the Concurrent Private Rights Offering closed at the same time as the Public Rights Offering (the “Closing”). As a result of the Public Rights Offering and Concurrent Private Rights Offering, Starboard is the beneficial owner of 20,000,000 Shares, representing approximately 34.2% of the Issuer’s outstanding Shares, as reported herein. In addition, immediately following the Closing, an aggregate of 68,493,151 of the Issuer’s Series B Warrants (the “Series B Warrants”) held by Starboard were cancelled pursuant to the terms of the Recapitalization Agreement.

18

CUSIP No. 003881307

On February 14, 2023, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with Starboard, as contemplated by the Recapitalization Agreement. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale of the Shares issuable or issued to Starboard pursuant to or in accordance with Section 1.1 of the Recapitalization Agreement, including the Shares issued to Starboard in the Concurrent Private Rights Offering, within 90 days after a written request made prior to the first anniversary of the Closing Date (as defined in the Amended and Restated Registration Rights Agreement). The Amended and Restated Registration Rights Agreement also provides Starboard with additional rights to require that the Issuer file a registration statement in other circumstances and includes certain other customary terms.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,543,312 Shares outstanding, which is the total approximate number of Shares outstanding as of March 3, 2023, as disclosed to the Reporting Persons on March 2, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on March 3, 2023, Starboard V&O Fund beneficially owned 10,813,620 Shares.

Percentage: Approximately 18.5%

(b)	1. Sole power to vote or direct vote: 10,813,620
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,813,620
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on March 3, 2023, Starboard S LLC beneficially owned 2,000,000 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 2,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. 003881307

C.	Starboard C LP
(a)	As of the close of business on March 3, 2023, Starboard C LP beneficially owned 1,160,000 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,160,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,160,000 Shares owned by Starboard C LP.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on March 3, 2023, Starboard L Master beneficially owned 1,100,000 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,100,000 Shares owned by Starboard L Master.

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Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 1,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 1,160,000 Shares owned by Starboard C LP and (ii) 1,100,000 Shares owned by Starboard L Master.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 2,260,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,260,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on March 3, 2023, Starboard X Master beneficially owned 1,526,380 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,526,380
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,526,380
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on March 3, 2023, 3,400,000 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 10,813,620 Shares owned by Starboard V&O Fund, (ii) 2,000,000 Shares owned by Starboard S LLC, (iii) 1,160,000 Shares owned by Starboard C LP, (iv) 1,100,000 Shares owned by Starboard L Master, (v) 1,526,380 Shares owned by Starboard X Master and (vi) 3,400,000 Shares held in the Starboard Value LP Account.

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Percentage: Approximately 34.2%

(b)	1. Sole power to vote or direct vote: 20,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 10,813,620 Shares owned by Starboard V&O Fund, (ii) 2,000,000 Shares owned by Starboard S LLC, (iii) 1,160,000 Shares owned by Starboard C LP, (iv) 1,100,000 Shares owned by Starboard L Master, (v) 1,526,380 Shares owned by Starboard X Master and (vi) 3,400,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 34.2%

(b)	1. Sole power to vote or direct vote: 20,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 10,813,620 Shares owned by Starboard V&O Fund, (ii) 2,000,000 Shares owned by Starboard S LLC, (iii) 1,160,000 Shares owned by Starboard C LP, (iv) 1,100,000 Shares owned by Starboard L Master, (v) 1,526,380 Shares owned by Starboard X Master and (vi) 3,400,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 34.2%

(b)	1. Sole power to vote or direct vote: 20,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000,000
4. Shared power to dispose or direct the disposition: 0

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(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 10,813,620 Shares owned by Starboard V&O Fund, (ii) 2,000,000 Shares owned by Starboard S LLC, (iii) 1,160,000 Shares owned by Starboard C LP, (iv) 1,100,000 Shares owned by Starboard L Master, (v) 1,526,380 Shares owned by Starboard X Master and (vi) 3,400,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 34.2%

(b)	1. Sole power to vote or direct vote: 20,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 10,813,620 Shares owned by Starboard V&O Fund, (ii) 2,000,000 Shares owned by Starboard S LLC, (iii) 1,160,000 Shares owned by Starboard C LP, (iv) 1,100,000 Shares owned by Starboard L Master, (v) 1,526,380 Shares owned by Starboard X Master and (vi) 3,400,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 34.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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N.	Mr. Molinelli
(a)	As of the close of business on March 3, 2023, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Sagal
(a)	As of the close of business on March 3, 2023, Mr. Sagal beneficially owned 147,879 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 147,879
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,879
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Sagal during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 14, 2023, certain of the Reporting Persons and the Issuer entered into the Amended and Restated Registration Rights Agreement defined and described in Item 4 above, a copy of which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 14, 2023 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amended and Restated Registration Rights Agreement, dated as of February 14, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2023).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Gavin T. Molinelli and Jonathan Sagal

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CUSIP No. 003881307

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days1

Nature of the Transaction	Amount of Securities Acquired/(Disposed)	Price ($)	Date of Acquisition/Disposition

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Acquisition of Common Stock	8,110,211	5.2500	03/01/2023
Cancellation of Series B Warrants	(37,032,912)	-	03/03/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Acquisition of Common Stock	1,500,000	5.2500	03/01/2023
Cancellation of Series B Warrants	(6,849,315)	-	03/03/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Acquisition of Common Stock	870,000	5.2500	03/01/2023
Cancellation of Series B Warrants	(3,972,603)	-	03/03/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Acquisition of Common Stock	825,000	5.2500	03/01/2023
Cancellation of Series B Warrants	(3,767,123)	-	03/03/2023

STARBOARD X MASTER FUND LTD

Acquisition of Common Stock	1,144,784	5.2500	03/01/2023
Cancellation of Series B Warrants	(5,227,362)	-	03/03/2023

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Acquisition of Common Stock	2,550,000	5.2500	03/01/2023
Cancellation of Series B Warrants	(11,643,836)	-	03/03/2023

CUSIP No. 003881307

JONATHAN SAGAL

Acquisition of Common Stock	24,335[2]	5.2500	03/01/2023

____________________________

1 Except as otherwise noted, each of the transactions listed herein this Schedule A was made in connection with the transactions contemplated under the Recapitalization Agreement defined and described in Item 4 above.

2 Represents an exercise of subscription rights held by Mr. Sagal in connection with the Public Rights Offering defined and described in Item 4 above.